FOR IMMEDIATE RELEASE

MacKenzie Patterson Fuller, LP announces extension of tender offer for Oxford Residential Properties I, L.P..

Moraga, Calif. (Market Wire)—May 21, 2008-- SCM Special Fund, LLC; MPF Badger Acquisition Co., LLC; MPF Falcon Fund, LLC; MPF Acquisition Co. 3, LLC; MacKenzie Patterson Special Fund 7, LLC; and MacKenzie Patterson Fuller, LP (the “Purchasers”) have extended the expiration date of their tender offer for Units of limited partnership interest (the “Units”)  in Oxford Residential Properties I, L.P. (the “Partnership”).  The expiration date has been extended through June 4, 2008.

As of the date hereof, a total of 141 Units of the Partnership have been tendered by securities holders and not withdrawn.  No other Units have been tendered to date.

For further information, contact Christine Simpson at the below telephone number.

MacKenzie Patterson Fuller, LP
1640 School Street, Suite 100
Moraga, California 94556
Telephone: 925-631-9100